PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN CONTINUES TO RECEIVE EXCELLENT RESULTS FROM
2009 DRILLING AT THE ESAASE GOLD PROJECT

Vancouver, BC, October 6, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce new results from its 2009 drilling program at the Esaase property in southwest Ghana. The results are from drill holes down dip from the existing resource as well as from shallow strike extension drilling to the north of the current resource targeting high grades at shallow depths. The results from the deeper drilling show multiple high grade zones including 9.3 m of 11.1 g/t Au as well as wide intercepts of significant mineralization including 21 meters of 2.04 g/t Au, and 41 m @ 1.1 g/t Au (see Table 1 below for additional results). The results of the shallow holes include seven meters of 7.96 g/t Au and five meters at 3.37 g/t Au; all at less than 100 meters depth . Keegan has incorporated the down dip results into its existing model and is planning the next stage of drilling in this area. There are numerous assays still pending from ongoing drilling to the north. Please see www.keeganresources.com for drill hole location maps and cross- sections.

Table 1: Intercepts from the 2009 resource expansion-drilling program at the Esaase property. Only intercepts with grade widths of greater than 10 g/t Au x meter are shown. Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are in drilled meters and grades reported in g/t Au.

President and CEO Dan McCoy states, “These new results provide additional confirmation of Keegan’s potential to add significant ounces to the deposit both at depth as well as along strike. While Keegan proceeds with it’s aggressive exploration program, the engineering and environmental team is also making excellent progress on development-oriented projects such as metallurgical and mine planning studies and comprehensive environmental and community engagement programs."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split, logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are aver aged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or a ny part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill Collars, September 2009

North A-1 Zone
B-1 Zone
D-1 Zone
KERC567
KERC560
KERC555
KERC556
KEDD552
KEDD542
A
A'
High Grade Down-Dip A-1 Zone
N
0
0.5
1
kilometers
LEGEND
New drillhole greater than 10 g/t Au times meter
New drillhole less than 10 g/t Au times meter
Drillhole with assays pending
Previously released drillholes
Fall 2009 Resource Addition Program
43-101 Resource

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill Section A-A' September 2009

A
A'
350
300
250
200
150
100
50
meters above mean sea level
KEDD552
17m @ 1.24 g/t Au
18m @ 1.21 g/t Au
8m @ 4.9 g/t Au
9.3m @ 11.1 g/t Au
Existing Resource Area
LEGEND
Significant Assays
+5 g/t Au
1-5 g/t Au
0.5-1 g/t Au
0.3-0.5 g/t Au
50 meters